UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission File No. 1-16097

A.                    Full title of the plan and address of the plan, if different from that of the issuer named below:

THE MEN’S WEARHOUSE, INC.

401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

THE MEN’S WEARHOUSE, INC.

6380 Rogerdale Drive
Houston, Texas 77072

The Men’s Wearhouse, Inc. 401(k) Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2012 and 2011, Supplemental
Schedule as of December 31, 2012, and Report of
Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 7, 2013

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Participant directed investments — at fair value	$136,341,512	$104,454,440
Notes receivable from participants	7,161,057	6,523,633
Employee contribution receivable	—	1,060

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	143,502,569	110,979,133

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(470,338)	(287,865)

NET ASSETS AVAILABLE FOR BENEFITS	$143,032,231	$110,691,268

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$9,345,481	$165,072
Dividends	3,232,977	2,610,220

Total investment income	12,578,458	2,775,292

Contributions:
Employee contributions	11,720,974	10,660,099
Rollover contributions	15,566,772	678,041
Employer contributions	947,201	863,680

Total contributions	28,234,947	12,201,820

Interest income on notes receivable from participants	282,073	284,773

Total additions	41,095,478	15,261,885

DEDUCTIONS:
Benefits paid to participants	8,689,615	9,397,956
Administrative expenses	64,900	51,927

Total deductions	8,754,515	9,449,883

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	32,340,963	5,812,002

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,691,268	104,879,266

End of year	$143,032,231	$110,691,268

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.                      DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2011, The Men’s Wearhouse, Inc. (“TMW”) changed the trustee for the plan from Prudential Bank & Trust, FSB (“Prudential”) to T. Rowe Price Trust Company (the “Trustee”) and changed the record keeper for the plan from Prudential Retirement Insurance and Annuity Company (“PRIAC”) to T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).

Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of four employees. Investments of the Plan are held in trust by the Trustee.

Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The Plan allows the Company to make discretionary matching contributions. For 2012 and 2011, the maximum amount of the employer matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available include a TMW common stock fund, mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts (i.e., amounts attributable to Company matching contributions made before April 1, 2007), and qualified nonelective employer contribution accounts. For employer matching contribution amounts made on or after April 1, 2007, participants will vest after completing two years of service with the Company.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2012 and 2011, forfeited nonvested amounts totaled $27,435 and $7,169, respectively. Forfeitures of $42,031 and $1,294 were used to reduce employer-matching contributions in 2012 and 2011, respectively.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. TMW’s common stock fund is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the NAV of its respective underlying investments, and contract value is principal plus accrued interest.

The T. Rowe Price Stable Value Fund is a Common Trust Fund offered and managed by T. Rowe Price Trust Company. The fund invests primarily in a diversified portfolio of guaranteed investment contracts, bank investment contracts, synthetic investment contracts and separate account contracts. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with GAAP,  the T. Rowe Price Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value for each fund. The statements of changes in net assets available for benefits are presented on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — TMW pays all administrative expenses of the Plan either with TMW funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on TMW stock transactions, which are paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks or wires are issued from the trust used to fund the Plan (the “Trust”).

Rollovers — Along with the Plan, TMW also sponsored an Employee Stock Ownership Plan (“ESOP”) which was terminated effective October 15, 2009. TMW received a favorable determination letter from the Internal Revenue Service (“IRS”), dated December 28, 2011, as to the qualified status of the ESOP upon termination.  During Plan years ended December 31, 2012 and 2011, $15,025,384 and $316,682, respectively, of distributions from the ESOP were rolled over into the Plan. These rollovers, along with other qualified rollovers at December 31, 2012 and 2011, of $541,388 and $361,359, respectively, are reported in “Rollover contributions” in the statements of changes in net assets available for benefits.

3.                      FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

Assets measured at fair value as of December 31, 2012:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Common stock fund	$—	$20,766,957	$—	$20,766,957
Mutual funds :
Domestic stock funds	10,457,986	—	—	10,457,986
Balanced funds	86,025,564	—	—	86,025,564
International stock fund	2,268,391	—	—	2,268,391
Fixed income funds	5,411,715	—	—	5,411,715
Stable value fund	—	11,410,899	—	11,410,899

Total investments measured at fair value	$104,163,656	$32,177,856	$—	$136,341,512

Assets measured at fair value as of December 31, 2011:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Common stock fund	$—	$15,739,658	$—	$15,739,658
Mutual funds :
Domestic stock funds	7,141,668	—	—	7,141,668
Balanced funds	67,960,672	—	—	67,960,672
International stock fund	1,685,035	—	—	1,685,035
Fixed income funds	3,673,119	—	—	3,673,119
Stable value fund	—	8,254,288	—	8,254,288

Total investments measured at fair value	$80,460,494	$23,993,946	$—	$104,454,440

For the year ended December 31, 2012 and 2011, respectively, there were no transfers in or out of Levels 1, 2 or 3.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.                      PLAN TERMINATION

Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.                      FEDERAL INCOME TAX STATUS

The IRS has previously determined and informed TMW by letter dated August 20, 2009, that the Plan, as amended and restated effective April 1, 2007, and the related trust were designed in accordance with applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  As of July 1, 2011, the Plan was amended and restated using a Volume Submitter Plan Document. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

6.                      EXCESS CONTRIBUTIONS REFUNDABLE

As of the report date, the Company had completed discrimination testing for the year ended December 31, 2012. For the Plan Year ended December 31, 2012, $164,839 (including interest in the amount of $15,296) was required to be refunded to satisfy the 2012 Plan year non-discrimination test.  The entire required distribution of $164,839 was paid before March 15, 2013. For the Plan year ended December 31, 2011, $114,306 (including interest in the amount of $63)  was required to be refunded to satisfy the 2011 Plan year non-discrimination test.  The entire required distribution of $114,306 was paid before March 15, 2012.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the T. Rowe Price Stable Value Fund, are shares of a common collective investment fund managed by the Trustee. The Men’s Wearhouse Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2012 and 2011, the Plan held 666,462 and 485,642 shares, respectively, of common stock of TMW, the sponsoring employer, with a cost basis of $18,823,305 and $11,305,198 respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income related to common stock of TMW of $454,342 and $247,089, respectively.

8.                      INVESTMENTS

The value of individual investments that exceed 5% of net assets available for Plan benefits as of December 31, 2012 and 2011, are as follows:

	2012		2011
	Shares/Units	Value	Shares/Units	Value
		$		$
The Men’s Wearhouse Stock Fund*	666,462	20,766,957	485,642	15,739,658
TRP Retirement 2010 Fund*	—	—	343,749	5,163,110
TRP Retirement 2020 Fund*	798,149	14,270,911	710,838	11,309,430
TRP Retirement 2015 Fund*	992,864	12,788,093	930,365	10,773,629
TRP Retirement 2025 Fund*	1,123,614	14,741,811	975,776	11,299,488
TRP Retirement 2035 Fund*	763,416	10,214,502	684,693	7,983,521
TRP Retirement 2030 Fund*	576,271	10,903,039	518,064	8,568,787
T. Rowe Price Stable Value Fund*	11,410,899	11,410,899	8,254,288	8,254,288

* Parties-in-interest

During 2012 and 2011, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2012	2011

Common stock fund	$(1,361,054)	$4,291,985

Mutual funds:
Domestic stock funds	1,141,650	1,168,881
Balanced funds	9,137,373	(5,409,156)
International stock fund	307,320	24,606
Fixed income funds	120,192	88,756

Total mutual funds	10,706,535	(4,126,913)

Total	$9,345,481	$165,072

9.                      STABLE VALUE FUND

On July 1, 2011,  the Plan’s administration and recordkeeping services were transferred from PRIAC to T. Rowe Price. In connection with that transfer, and in the best interest of Plan participants, the Union Bank Stable Value Fund was replaced by the T. Rowe Price Stable Value Fund for all future contributions and fund exchanges as authorized by participants as well as all amounts then invested for the Plan in the Union Bank Stable Value Fund. To facilitate this transition, on February 25, 2011, TMW notified Prudential of its intent to transition to the Trustee and T. Rowe Price, and requested a Plan level liquidation of the amounts invested for the plan in the Union Bank Stable Value Fund.  During

November of 2011, Union Bank released the assets of the Union Bank Stable Value Fund invested for the Plan at contract value, and those assets were invested into the T. Rowe Price Stable Value Fund.

The beneficial interest of each participant in one of the stable value funds (each, a “Fund”) is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of a Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that events causing the Fund to transact at less than contract value are unlikely to occur.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and increases in net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011, to Form 5500:

	Years Ended December 31,
	2012	2011

Net assets available for benefits per the financial statements	$143,032,231	$110,691,268
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	470,338	287,865

Total net assets per Form 5500	$143,502,569	$110,979,133

Increase in net assets available for benefits per the financial statements	$32,340,963	$5,812,002
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	182,473	(238,377)

Net income per Form 5500	$32,523,436	$5,573,625

11.               NET ASSET VALUE PER SHARE

In accordance with the guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset value per share (or its equivalent), the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2012 and 2011, respectively, are disclosed.

The following tables for December 31, 2012 and 2011, set forth a summary of the Plan’s investments with a reported NAV:

	2012
	Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (a)	$11,410,899	Daily	None	None

Total	$11,410,899

	2011
	Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (a)	$8,254,288	Daily	None	None

Total	$8,254,288

*                 The fair values of the investments have been estimated using the net asset value of the investment.

(a)         The fund strategies seek current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments.

******

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

Employer Identification Number: 74-1790172

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		Description of
		Investment, Including
	Identity of Issue,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$1,388,477
	American Funds	American Funds EuroPacific Growth R6	(2)	2,268,391
	Vanguard Morgan	Vanguard Morgan Growth Admiral	(2)	2,443,821
	Vanguard 500	Vanguard 500 Index Signal	(2)	2,812,376
*	T. Rowe Price	TRP Retirement 2010 Fund	(2)	6,206,498
*	T. Rowe Price	TRP Retirement 2020 Fund	(2)	14,270,911
*	T. Rowe Price	TRP Retirement 2005 Fund	(2)	2,410,441
*	T. Rowe Price	TRP Retirement 2015 Fund	(2)	12,788,093
*	T. Rowe Price	TRP Retirement 2025 Fund	(2)	14,741,811
*	T. Rowe Price	TRP Retirement 2035 Fund	(2)	10,214,502
*	T. Rowe Price	TRP Retirement 2045 Fund	(2)	4,341,599
*	T. Rowe Price	TRP Retirement 2030 Fund	(2)	10,903,039
*	T. Rowe Price	TRP Retirement 2050 Fund	(2)	2,053,496
*	T. Rowe Price	TRP Retirement 2055 Fund	(2)	593,854
*	T. Rowe Price	TRP Retirement 2040 Fund	(2)	6,006,653
*	T. Rowe Price	TRP Retirement Income Fund	(2)	1,494,667
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	2,612,061
	Pimco	Pimco Total Return INST	(2)	5,411,715
	Royce Pennsylvania	Royce Pennsylvania , INV	(2)	1,201,251

	Total mutual funds			104,163,656

*	STABLE VALUE FUND	T. Rowe Price Stable Value Fund	(2)	11,410,899

	OTHER:
*	Common stock	The Men’s Wearhouse common stock	(2)	20,766,957
*	Loans to participants	Loans to participants (1)	(2)	7,161,057

	TOTAL ASSETS HELD AT END OF YEAR			$143,502,569

*  Party-in-interest

(1) Loans generally consists of five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 4.25% to 10.5%.

(2) Cost information has been omitted because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 7, 2013
/s/ Diana M. Wilson
Diana M. Wilson,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).